Exhibit 21.1

Semidux (Cayman) Holding Limited

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Semidux Holding Limited	British Virgin Islands
Hongkong Semidux Limited	Hong Kong
Shenzhen Semimeta Computing Tech Limited	PRC
Shenzhen Semidux Technologies Limited	PRC
Delos Tech Co., Limited	Hong Kong
UniCloud Inc.	Missouri, USA
Cloudtech Innovations Pte. Ltd.	Singapore